                                                                       EXHIBIT 1


REPORT TO SHAREHOLDERS
2ND QUARTER 2002
(U.S. DOLLARS)

         During the second quarter of fiscal 2002, International Uranium Corporation ("IUC" or the "Company") pushed forward on a new initiative, which will expand the Company's interests beyond its core uranium business. Building on the Company's existing presence and previous work in Mongolia, and given the highly prospective geological and favorable political environment in the country, the decision was made to embark on a gold and base metals exploration program in Mongolia. To date, the Company has secured over 365,000 hectares in the Gobi region of south central Mongolia. This is in addition to the 1.2 million hectares the Company holds through its 70% interest in the Gurvan Saihan Joint Venture. The license areas are in regions of strong structural deformation and alteration with known occurrences of gold, copper, lead, zinc, molybdenum, fluorine, uranium and rare earths. A summer field program consisting of mapping, sampling and data analysis has begun with plans already in place to expand the land position in Mongolia. The Company has engaged Global Mine Discovery Partnership, LLC, a group of senior exploration professionals with extensive regional experience and proven exploration/discovery expertise, to manage the exploration program. The Company continues to hold its interest in the Gurvan Saihan Joint Venture uranium project, which was placed on stand-by in 2000 due to the continued depressed uranium commodity markets.

         The Company continues to focus on its alternate feed program through assertive marketing and development of new initiatives. The Company is currently evaluating several opportunities to expand the scope of production at the White Mesa Mill, including two opportunities that would involve processing tantalum residues to recovery tantalum as well as uranium. The White Mesa Mill will be starting up in June to process the Ashland 1, Linde, Heritage and Molycorp alternate feed materials. The processing campaign will run for approximately eight to ten months; however, the Company is aggressively looking for additional feeds, which would lengthen the duration of the Mill run.

         Efforts on the Moab tailings project, which involves the Company and its teaming partner the Washington Group, are presently focused on informing members of Congress, and in particular the members from Utah and the downstream Colorado River users, on the benefits of relocating the Moab tailings pile versus capping-in-place. One of the critical inputs for this project will be the release of a study being completed by the National Academy of Sciences who were commissioned by Congress to study the Moab tailings project. The objective of the Academy's study is to evaluate the social and scientific aspects that would be relevant to a decision as whether to move or to cap-in-place the Moab tailings pile. A draft of the study is scheduled to be released in early June. The conclusions of this study will be considered by the U.S. Department of Energy ("DOE") in its evaluation of the various alternatives for remediating the tailings pile. The Company is also pursuing funding for the project's short-term activities through ongoing discussions with the DOE.

         IUC recorded a net loss of $1,145,937 ($0.02 per share) for the second quarter of fiscal 2002, and a loss for the first six months of fiscal 2002 of $2,279,472 ($0.03 per share) as compared with a net loss of $1,036,568 ($0.02 per share) for the second quarter of fiscal 2001 and a loss for the first six months of fiscal 2001 of $1,745,992 ($0.03 per share). The primary reasons for the larger loss for the second quarter of fiscal 2002 and fiscal year to date, as compared to fiscal 2001, are the ramp-up expenses incurred by the Company as it prepares to restart the White Mesa Mill, the efforts on the Moab tailings project, the initiation of the Mongolian exploration program, the Company's vigorous pursuit of other alternate feed opportunities, and finally the decrease in interest income due to the significant decline in interest rates. The Company's cash and short-term investment position remains strong at $12,531,841 as of March 31, 2002, as compared to $12,387,858 at December 31, 2001.

         In April, Christopher J. Harrop retired from the board of directors of the Company. Chris had been a member of the board since the Company's inception in 1997. His contributions will be missed, and we would like to thank him for his input and direction over the years.

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion and analysis of the financial condition and results of operations for the Company for the period ended March 31, 2002 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

OVERVIEW

         IUC is incorporated under the Business Corporations Act (Ontario). The Company is primarily engaged in the business of recycling uranium-bearing waste products, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste products. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Mill. The Company also owns several uranium and uranium/vanadium mines and uranium exploration properties that have been shut down pending significant improvement in uranium and vanadium prices. In addition, the Company is engaged in the selling of uranium recovered from these operations in the international nuclear fuel market and also sells vanadium and other metals that can be produced as a co-product with uranium. The Company is also actively involved in a gold and base metal exploration program in Mongolia.

REVENUES

         The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. A portion of the fees, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed. In addition to the recycling fees, the Company will retain the uranium recovered from these materials.

         Revenues for the second quarter and first six months of fiscal 2002 consisted of process milling fees generated under the Company's alternate feed processing agreements. Revenues for the second quarter and first six months of fiscal 2002 were $147,256 and $262,243 respectively, as compared to $245,343 and $521,600 for the second quarter and first six months of fiscal 2001. Revenues of $47,533 from the sale of vanadium also supplemented the revenues for the first six months of fiscal 2001. The decrease in process milling revenues was primarily due to a lower volume of material received at the Mill as compared to the second quarter and first six months of fiscal 2001. During the first six months of fiscal 2002 the Company received 8,199 tons of Ashland 1, Linde and Heritage materials as compared to 25,572 during the first six months of fiscal 2001. The decrease of 17,373 tons or 68% was due to a decline in Ashland 1 material as this project is nearly complete and a reduction in government funding for the Linde project.

         Due to the continued weak markets for vanadium, the Company elected not to sell any of its vanadium inventories. The Company continues to hold approximately 424,000 pounds of vanadium, as black flake, that it intends to sell as vanadium prices strengthen, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Vanadium prices continue to be in the lower range of their historical values, and are currently trading in the range of $1.10 to $1.30 per pound V(2)O(5)p.

COST OF PRODUCTS AND SERVICES SOLD

         Alternate feed processing activities for the second quarter and first six months of fiscal 2002 consisted of the receipt, sampling and analysis of the Ashland 1, Linde and Heritage materials. Process milling expenditures for the second quarter and first six months of fiscal 2002 of $159,495 and $273,725 respectively, decreased $65,268 and $133,637 as compared to $224,763 and $407,362 for the comparable periods in fiscal 2001. The decrease was due to the lower volume of materials received during the first six months of fiscal 2002 as compared to fiscal 2001. Costs incurred during the quarter consisted primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to receive alternate feed materials. Processing of the Ashland 1, Linde and Heritage material is currently scheduled to begin during the third quarter of fiscal 2002.

         In addition to FUSRAP (Formerly Utilized Sites Remedial Action Program) materials, the Company continues to receive deliveries of alternate feeds from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed it will produce uranium from these materials, which will then be sold. These materials will not be processed until the price of uranium strengthens above current levels. As of March 31, 2002, there were approximately 4,500 tons of these materials at the Mill. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to FUSRAP materials.

MILL STAND-BY

         Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. The Mill has been on stand-by since the second quarter of fiscal 2000, when the conventional ore mill run was completed. The Mill is maintained in good operating condition and is capable of commencing a mill run at any time, without the need for regulatory approvals or any significant capital expenditures. Mill stand-by expenses for the second quarter and first six months of fiscal 2002 of $718,099 and $1,377,572 respectively, increased $28,955 and $40,102 as compared to $689,144 and $1,337,470 for the comparable periods in fiscal 2001. The increase was due to the ramping up in the number of personnel and additional expenditures in preparation of the upcoming mill run, which is expected to occur in the third quarter of fiscal 2002.

SELLING, GENERAL AND ADMINISTRATIVE

         Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the second quarter and first six months of fiscal 2002 were $901,276 and $1,485,453 respectively. This represents an increase of $247,280 or 38% and $398,160 or 37% as compared to expenditure levels of $653,996 and $1,087,293 for the comparable periods in fiscal 2001. The increase resulted primarily from increased expenditures for labor and professional services, and other related costs associated with the Company's involvement in the Moab tailings project, continuing efforts to expand its alternate feed, uranium-bearing waste recycling business, and the initiation of the Company's Mongolian exploration program.

OTHER INCOME AND EXPENSE

         Net interest and other income for the second quarter and first six months of fiscal 2002 was $505,891 and $635,265 respectively, as compared to $335,184 and $677,010 for the comparable periods in fiscal 2001. The increase of $170,707 during the comparable second quarter periods was primarily the result of a $337,284 gain on the sale of short-term investments offset by a decrease of $200,412 in interest income due to significantly lower interest rates paid on short-term investments.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has a strong cash position. At March 31, 2002, the Company had cash and short-term investments of $12,531,841 as compared to cash and short-term investments of $14,052,552 at September 30, 2001. At March 31, 2002 the Company had a working capital deficit of $1,645,355 as compared to working capital of $5,073,981 at September 30, 2001. The decrease of $6,719,336 in working capital was largely due to the Company's current plan to begin processing alternate feed material beginning in the third quarter of fiscal 2002. As a result of this plan, deferred revenue of $16,877,013 was accounted for as a current liability, which results in a working capital deficit. Once the material is processed, the deferred revenue will be recorded as revenue, which in turn will result in elimination of the Company's working capital deficit and a return to a positive working capital position.

         Net cash used in operating activities was $1,684,693 for the first six months of fiscal 2002 and consisted primarily of the loss from continuing operations of $2,279,472 and a gain on the sale of short-term investments of $337,284 offset by decreases in trade receivables of $428,744 and non-cash items of depreciation and amortization of $411,650.

         Net cash provided by investment activities was $6,960,232 for the six months ended March 31, 2002 and consisted primarily of proceeds from the sale of short-term investments of $9,688,953 offset by increases in restricted investments of $1,919,208. The majority of the increase in restricted investments was due to the Company depositing an additional $680,000 on December 31, 2001 to secure its reclamation bonds and $1,000,000 to secure the financial surety behind the uranium concentrate sale and put option agreement entered into on September 13, 1999. The transaction was accounted for as a deferred credit and the value of the inventory that could be put to the Company upon exercise of the put option was reclassified as an other asset.

         Net cash provided by financing activities for the six months ended March 31, 2002 totaled $1,802,793 and consisted primarily of an increase in deferred revenues of $1,810,897. Deferred revenues represent processing proceeds received or receivable on delivery of alternate feed materials but in advance of the required processing activity. As the Ashland 1, Linde and Heritage materials are processed in future periods, the deferred revenue will be reclassified as revenue. The cost of processing these materials will be recorded as process milling expenditures and the Company's cash position will decrease by the cost of processing.

ENVIRONMENTAL RESPONSIBILITY

         The Company reviews the anticipated costs of decommissioning and reclaiming the Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with the U.S. Nuclear Regulatory Commission. Based on these reviews it was determined that the Company's estimated reclamation obligation of $12,350,157 is currently sufficient to cover these projected future costs. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

         The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents and fixed income securities as collateral against these bonds. At March 31, 2002, the amount of these restricted investments collateralizing the Company's reclamation obligations was $11,444,281. The increase of $919,208, as compared to September 30, 2001, was primarily due to accrued interest of $239,208 and the Company depositing an additional $680,000. This brings the collateral to approximately 100% of the bonded amounts as required by the bonding company.

         The Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility. The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RESEARCH AND DEVELOPMENT

         The Company does not have a research and development program per se. Process development efforts expended in connection with the processing of alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

         During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U(3)O(8) and $4.10 per pound of V(2)O(5) in October 1997 to $7.40 per pound of U(3)O(8) and $1.70 per pound of V(2)O(5) at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its mining and exploration activities in 1999, and has shutdown all of its mines and its Mongolian uranium joint venture, pending any significant increases in commodity prices. Also as a result of these market events, the Company marshaled its resources to concentrate its operations on the continuing development of the alternate feed, uranium-bearing waste recycling business. Although uranium prices have increased to $9.90 per pound U(3)O(8) as of May 20, 2002, the vanadium price has fallen even further to approximately $1.20 per pound V(2)O(5).

         Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2002

         Historically, the Company's operations were significantly dependent upon uranium and vanadium prices. Due to the low spot price for vanadium and the continued depressed market for uranium, the Company suspended all U.S. mining activities in 1999. The Company intends to keep those properties in a shutdown status indefinitely, pending further improvements in commodity prices, and will continue to evaluate potential options for the sale of its mining properties and mining equipment, as they may arise.

         As a result of this reduction in exploration and mining activities, the Company has focused its resources on the continuing development of the alternate feed, uranium-bearing waste recycling business. While the Company has had some success to date in the development of its alternate feed business, the Company has not to date developed a sufficient backlog of alternate feed material to result in sustained profitable operations for the Company. The Company will continue to pursue opportunities in both the private and government sectors for sources of alternate feeds in an effort to develop this backlog, and also evaluate other opportunities unrelated to its mining and alternative feed activities as they may arise.

         The Company's decision to focus its resources and attention primarily on the development of its alternate feed, uranium-bearing waste recycling business means that the Company is less susceptible to variations in uranium and vanadium market prices. Due to the decision to sell all of the uranium inventory and sales contracts, the Company is relying primarily on revenue from alternate feed processing fees and the uranium produced from these feeds.

         Based on current projections, processing of alternate feed material at the Mill is scheduled to begin in the third quarter of fiscal 2002 and continue through the end of the fiscal year. The current backlog of material allows for approximately nine months of processing. The duration of the mill run will depend in large part on the schedule for deliveries of materials to the Mill under the Company's existing alternate feed contracts.

         The Company has initiated a grass roots exploration program for gold and base metal opportunities in Mongolia. A summer field campaign of mapping, sampling and analysis of geophysical and satellite imagery data is planned for 2002.

         On January 16, 2002 the prime contractor, IT Corporation ("IT"), for the Ashland 1 and Linde projects filed for protection under Chapter 11 of the United States Bankruptcy Code. IUC's contracts for both of these projects are with IT, which has contracts with the U.S. Army Corps of Engineers (the "Corps"). On May 3, 2002, The Shaw Group Inc. ("Shaw") completed its previously announced acquisition of substantially all of the assets and the assumption of certain liabilities of IT. Prior to the completion of the acquisition by Shaw, IT received some interim financing from which IUC received $1,475,344 to pay down outstanding receivables. Approximately all of the $555,837 currently due IUC is within the Company's 30-day terms. Based on the foregoing, IUC has not set up an allowance for the IT outstanding receivables.

RISKS AND UNCERTAINTIES

         Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, including the recent Molycorp license amendment, which challenge is currently ongoing, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

         Risk factors that could affect the Company's future results include, but are not limited to, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.